EX99.7
CERTIFICATE OF QUALIFIED PERSON
I, Michele Lee Cote, M.Sc., P.Geo, as an author of this report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada” prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of August 2, 2023 do hereby certify that:
1.I am employed as Chief Exploration Geologist, Corporate for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2.I received a Bachelor of Science, Honours in Geology from University of Toronto (Ontario, Canada) in 1990 and a Masters of Science in Geology from the University of Toronto (Ontario, Canada) in 1995;
3.I am a registered as Professional Geoscientist with the Professional Geoscientists of Ontario (registration no. 1671). I have worked as a geologist, exploration manager and Vice President, Exploration for more than 30 years since my graduation mainly in exploration for both consulting and mining companies. Relevant experience for the purpose of this technical report includes more than 15 years of experience in grass roots and advanced stage exploration of orogenic gold deposits as well as overseeing technical aspects of the exploration programs at the Lynn Lake Project for over 5 years;
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5.I have been an employee of Alamos since November 2017;
6.I visited the Lynn Lake Project during the past 5 years and most recently on August 18th to August 22nd, 2022;
7.I am the author of Sections 6,7,8,9,10,11 and 12, of the National Instrument 43‑101 report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada" with an effective date of August 2, 2023;
8.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9.I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10.I have prepared this Technical Report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11.    I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 22nd day of August 2023
(Signed & Sealed) “Michele Lee Cote”
(Original signed)
Michele Lee Cote, M.Sc., P.Geo (No. 1671)